(As filed February 14, 2001)
                                                                File No. 70-9837

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                   FORM U-1/A

                                 Amendment No.1
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            --------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                            INTERSTATE POWER COMPANY
                                1000 Main Street
                                  P.O. Box 759
                               Dubuque, Iowa 52004

                               IES UTILITIES INC.
                              Alliant Energy Tower
                               200 First Street SE
                            Cedar Rapids, Iowa 52401

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

            --------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                 (Name of top registered holding company parent)

            --------------------------------------------------------

                   Edward M. Gleason, Vice President-Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                     (Name and address of agent for service)

            --------------------------------------------------------

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

     Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
     Alliant Energy Corporation              Thelen Reid & Priest LLP
     222 West Washington Avenue              40 West 57th Street
     Madison, Wisconsin  53703               New York, New York  10019

                         Kent Ragsdale, Managing Attorney
                         Alliant Energy Tower
                         Alliant Energy Corporate Services, Inc.
                         200 First Street SE
        `                Cedar Rapids, Iowa  52401


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


     The Application/Declaration filed in this proceeding on January 22, 2001, is hereby amended as follows:

     1.   ITEM 1 - DESCRIPTION OF PROPOSED TRANSACTION, is amended to state
                   -----------------------------------
that the special meeting of shareholders of IES and IPC to vote on the Merger has been scheduled for April 3, 2001.

     2.   ITEM 2 - FEES, COMMISSIONS AND EXPENSES, is amended and restated in
                   ------------------------------
its entirety to read as follows:

     The fees, commissions and expenses incurred or to be incurred in connection with the proposed Proxy Solicitation are estimated at $206,518, as follows:

          Filing fee under 1934 Act          $  9,518

          Printing and mailing                 20,000

          Proxy solicitation agent             15,000

          Attorneys fees and expenses          95,000

          Accountants fees and expenses        65,000

          Miscellaneous                         2,000
                                             --------

               Total                         $206,518


     A STATEMENT OF ALL OTHER FEES, COMMISSIONS AND EXPENSES INCURRED OR TO BE INCURRED IN CONNECTION WITH THE TRANSACTIONS PROPOSED HEREIN (OTHER THAN THE PROXY SOLICITATION) WILL BE FILED BY AMENDMENT.


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


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amendment filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                        ALLIANT ENERGY CORPORATION


                                        By:  /s/ Barbara J. Swan
                                             ----------------------------------
                                        Name:  Barbara J. Swan
                                        Title: Executive Vice President and
                                               General Counsel


                                        INTERSTATE POWER COMPANY


                                        By:  /s/ Barbara J. Swan
                                             ----------------------------------
                                        Name:  Barbara J. Swan
                                        Title: Executive Vice President and
                                               General Counsel


                                        IES UTILITIES INC.


                                        By:  /s/ Barbara J. Swan
                                             ----------------------------------
                                        Name:  Barbara J. Swan
                                        Title: Executive Vice President and
                                               General Counsel

Date:   February 14, 2001


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